SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of December 2018

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street
Chaoyang District, Beijing, 100728
People’s Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes	No	X

(If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding the unusual share price movement of China Petroleum & Chemical Corporation (the “Registrant”), submitted by the Registrant on December 27, 2018.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

VOLUNTARY ANNOUNCEMENT
UNUSUAL PRICE MOVEMENT

This announcement is made by China Petroleum & Chemical Corporation (the “Company”, together with its subsidiaries, the “Group”) on voluntary basis pursuant to the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) (“SFO”) and Rules 13.09 and 13.10 of the Rules Governing the Listing of Securities on the Stock Exchange.

The board of directors (the “Board”) of the Company has noted the decrease in the share price of the Company in the afternoon of 27 December 2018. Meanwhile, the Board has noted certain financial media reporting that China International United Petroleum and Chemical Company Limited (the “Unipec”), a subsidiary of the Company, may have suffered transaction losses and its top officials were suspended for work reasons. Having made such reasonable enquiry, the Board hereby informs the shareholders of the Company (the “Shareholders”) and potential investors that:

Unipec is mainly engaged in crude oil and petrochemical products trading business. The Company was informed that Unipec incurred some losses during certain crude oil transactions due to the oil price drop. The Company is currently in the process of evaluating the details of such circumstance. Mr. Chen Bo, the president of Unipec and Mr. Zhan Qi, the secretary of the CPC Committee of Unipec, were suspended due to work reasons. The administrative responsibilities of Unipec are currently undertaken by its vice president, Mr. Chen Gang.

As at the date of this announcement, the Group is under normal production and operation.

Save as disclosed above, the Board is not aware of any reasons for such price movement or of any information which must be announced to avoid a false market in the Company’s securities or of any inside information that needs to be disclosed under Part XIVA of the SFO.

Shareholders and potential investors should exercise caution when investing in or dealing in the securities of the Company.

By Order of the Board China Petroleum & Chemical Corporation Huang Wensheng Vice President and Secretary to the Board of Directors

Beijing, the PRC,
27 December 2018

As of the date of this announcement, directors of the Company are: Dai Houliang*, Li Yunpeng*, Yu Baocai*, Ma Yongsheng#, Ling Yiqun# , Liu Zhongyun# , Li Yong*, Tang Min+ , Fan Gang+, Cai Hongbin+, Ng, Kar Ling Johnny+

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: December 27, 2018